AMBAC FINANCIAL GROUP, INC.

One State Street Plaza

New York, New York 10004

April 3, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 20549

100 F Street, N.E.

Washington, D.C. 20549

Re: Ambac Financial Group, Inc. Registration Statement on Form S-3 (File No. 333-158341)

Reference is made to the Registration Statement on Form S-3 (File No. 333-158341) filed with the Securities and Exchange Commission by Ambac Financial Group, Inc. (the “Company”) on April 1, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Michael Groll, Esq. of Dewey & LeBoeuf LLP at (212) 259-8000.

Sincerely, AMBAC FINANCIAL GROUP, INC.

By:	/s/ Anne Gill Kelly
Name: Anne Gill Kelly Title: Managing Director, Corporate Secretary and Assistant General Counsel